EXHIBIT 99.1

Foremost Lithium Issues Shareholder Letter and Provides Corporate Update

VANCOUVER, British Columbia, Dec. 12, 2023 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today issued a letter to shareholders from its President and Chief Executive Officer, Jason Barnard.

Dear Shareholders,

2023 was a transformational year for Foremost Lithium, building the foundation for success in our 2024 drilling programs as we advance project timelines at our asset rich, strategically located hard-rock lithium properties in North America. Throughout the year, we have extended our land claims into eastern Canada, continued our exploration and growth on our Lithium Lane projects in Manitoba, executed on the drills, with lithium and gold discovery and completed property acquisitions.

On the capital markets front, we achieved a monumental milestone with our uplisting to the Nasdaq and the completion of a concurrent USD $4.0 million public offering – laying the foundation for long-term shareholder value creation on a globally recognized exchange. Taken together, we believe we have the team, properties and strategy in place to execute on our Company’s objectives to achieve overwhelming success.

Achieving Critical Minerals Independence in North America

First and foremost, I’d like to present a problem we are facing and why we have the potential to serve a critical role in North America’s clean energy transition. At its core, the problem is simple. With the transformation to a more sustainable economy well underway, the U.S. and Canada are implementing policies and procedures to try and reduce their external reliance for critical minerals globally, and to gain independence, and energy security.

This includes working with economic partners and “friend-shoring” – maintaining supply chains close to home as opposed to foreign countries – which helps strengthen domestic growth and economic resilience. We are seeing a growing movement pushing for the onshoring of lithium production to North America, as the market was previously heavily dependent on foreign sources of lithium. With growing national security concerns from regulators and the memory of recent domestic supply chain difficulties fresh in the minds of automotive manufacturers everywhere, there is a clear opportunity for us to become a premier supplier of lithium feedstock to North American industry.

Despite recent media headlines, reports suggest EV’s are still experiencing record growth. Sales of hybrid, plug-in hybrid, and battery-electric vehicles (BEV) in the United States rose to 17.7% of new light-duty vehicle sales in the third quarter of 2023. The 2022 Inflation Reduction Act (IRA) provides a $7,500 EV Tax Credit but requires that battery minerals in EV’s are extracted or processed in the U.S. or free-trade partner countries. Starting next month, an “instant rebate” or $7,500 cash is being offered directly to consumers who purchase an EV, rather than having to wait until filing taxes for the year. This could serve to supercharge EV sales even further.

Our Lithium Lane Properties

Our four distinct Lithium Lane projects located in the mine friendly district of Snow Lake, Manitoba – span a combined 43,000 acres – each have the potential to have its own planned future drill program, which independently, could reach significant tonnage. Critically, our projects are located at the tip of the NAFTA “superhighway” with easy access to North American battery and EV manufacturing sites to supply our lithium concentrate for future feedstock.

Zoro Lithium Project

Early in 2023, we received phase two of a metallurgical report from on our 8,377-acre Zoro Lithium Project. Final test results confirmed the ability to produce a near 6% Li2O concentrate while achieving a global lithium recover of 81.6%, producing a significant CAPEX and OPEX savings. This was a critical milestone for our Company which highlights the quality of our ore to prospective battery manufacturers and other strategic partners while our lithium is still in the ground. This will enable us to proceed with our D.S.O. strategy (Direct Ship Ore) where bulk ore is blasted from the ground and shipped directly to a nearby mine, then transformed into a concentrate prior to shipping. This provides a potential revenue stream, prior to building a mine, and fast-tracks cash flow while still being able to drill off reserves on other parts of the property.

Jean Lake Lithium-Gold Project

During the year we successfully completed a 24-hole 3,002 metre drill program on our 2,476-acre Jean Lake Lithium Project. Our exploration efforts have focused on lithium in pegmatite using a variety of exploration technologies, which not only have exposed potential for spodumene, but which also has demonstrated the potential for gold mineralization. The drill program tested targets for lithium and gold, based on integrated prospecting, UAV-borne magnetic survey results, Mobile Metal Ion ("MMI") soil geochemical surveys and outcrop rock chip analyses. The results of the program confirmed lithium at the B1 pegmatite while also making a serendipitous new gold discovery on the property.

Grass River Lithium Project

This project covers 15,665 acres with 7 spodumene-bearing pegmatite dykes discovered by past drilling with a further 10 exposed pegmatite targets at the surface. These pegmatites show similar trends to those of the Thompson Brothers Lithium Trend and the regionally extensive Crowduck Bay Fault, known to be associated with lithium-enriched pegmatite dyke clusters. Our summer exploration program in preparation for future drilling included sampling and ground-proofing of high-priority magnetic anomalies to define quality drill targets.

Peg North Lithium Project

Our Peg North Lithium Projects spans 16,697 acres with numerous mapped pegmatite dykes, extending our property holdings along the entire northern extension of the Crowduck Bay Fault, which is known for its lithium-enriched pegmatite dyke clusters. A high volume of pegmatite dykes were discovered and sampled during the 2023 campaign, with significant unexplored territory remaining.

Future plans for Peg North include extensive prospecting and exploration, as we had limited mobility in summer of 2023 due to forest fires that inhibited access to a large portion of the property. This past October, EarthEx Geophysical Solutions Inc. embarked to Snow Lake to the Peg North claim block to commence drone-assisted LiDAR surveying which would complete the collection of LiDAR and high-resolution magnetics over the entirety of all of our Lithium Lane Properties, which results will be analyzed and interpreted to aid with future drill targeting.

September 2023 Acquisition of Lac Simard South in Quebec

In September we finalized the acquisition of a 100% interest in the Lac Simard South property in the Province of Quebec, Canada. This property consists of 80 mineral claims covering 11,842 acres and hosts 12 identified pegmatites via satellite imagery. These pegmatites are strategically located, situated approximately 90KM southwest from the NAL Lithium Processing Plant (a Piedmont/Sayona joint venture).

This acquisition is consistent with our focus of acquiring quality assets near known established lithium production and processing regions. Not only is Lac Simard South property in an active lithium camp with significant resource potential, but it is located near Sayona's lithium concentrators and refineries. The property is easily accessible year-round by way of well-maintained roads and low-cost hydroelectricity.

The Little Granite Gold/Silver Property

In October we made the final cash payment to acquire a 100% interest in the Little Granite Gold/Silver Mine claims, within the Winston Group of Properties. The Winston property, comprised of the Little Granite, Ivanhoe, and Emporia claims, is situated in the heart of the historically prolific Black Range (Chloride-Grafton) Mining District in the U.S. state of New Mexico. It was drilled in the 1980’s and has a historical geologic report by geologist Christopher B. Dewitt, detailing the tracing of a gold bearing vein for over 1,000 feet with assay results returning gold grades of over one ounce per ton. We would like to conduct a future drill program as well as develop this project into a much-anticipated spin-out, which would result into dividend shares to shareholders.

Expanding our Management Team

During 2023 we engaged Dahrouge Geological Consulting Ltd., who undertook an extensive summer exploration program on our Lithium Lane properties in preparation for drilling. On October 12, 2023, we announced positive results returned from the rock sampling program on our Peg North, Grass River Claims, Jean Lake, and Zoro properties, including high-grade lithium values and spodumene mineralization at both the Zoro and Jean Lake Property. We had some positive assay results from our rock sampling program, returning values up to 2.13% Li2O at the Zoro Lithium Project and up to 1.86% Li2O at Jean Lake Lithium Project.

Dahrouge Geological has a proven track record of lithium discovery, with a related company being the original vendor of Patriot Battery Metal's Corvette Property in Quebec. The company has had a consistent presence in Quebec over the last 15 years, and the breadth of contacts makes them an ideal team to lead our exploration in that province.

Jody Dahrouge, President of Dahrouge Geological Consulting, is a professional geologist with over 30 years’ experience who has been involved in all aspects of mineral exploration and development for a wide variety of commodities worldwide. We have been fortunate to work with Jody Dahrouge and his team on previous projects. In August, we took the additional step to appoint Jody to our Advisory Board as a geological consultant, as his insight and experience will prove to be invaluable to Foremost as we work to advance our Lithium Lane properties.

To build a solid financial foundation for our future, in September 2023 we appointed Ms. Bal Bhullar as Chief Financial Officer, further fortifying our finance and regulatory compliance capabilities. Bal has more than 25 years of experience in senior financial positions, risk management experience as an executive and/or board director, in both public and private companies.

2024 Goals & Final Thoughts

We are now finalizing drill targets for a winter drill program in the coming months on both the Zoro and Jean Lake Properties. Drilling at Zoro will seek to expand the existing resource on Dyke 1, which hosts an inferred resource from a single high-grade lithium bearing spodumene pegmatite of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3% in accordance with the Company’s SK-1300 Technical Report Summary (2023) and NI-43101 Technical Report (2018), as well as further investigate the spodumene-bearing pegmatites on Dyke 8 and Dyke 16. The drill program at Jean Lake will follow up on the results from the winter 2023 drill program with the hopes of expanding the high-grade spodumene occurrences at B1 and B2, as well as to assess the potential for additional gold mineralization.

Looking ahead, we will continue our exploration efforts on 25 confirmed spodumene bearing pegmatite dykes along historically known lithium-enriched trend lines. As the EV revolution continues to take hold and the global transition toward decarbonization accelerates, lithium will be in constant demand. We are positioning Foremost to play a key role in this transformative revolution – all with the ultimate goal of generating sustainable, long-term value for my fellow shareholders. I look forward to sharing exciting new milestones in the year to come as we continue our robust pace of operational execution against our defined roadmap.

Sincerely,

Jason Barnard
President & Chief Executive Officer
Foremost Lithium

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

CONTACT US
Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.